December 26, 2019




Harry S. Pangas, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006


               Re:    Palmer Square Capital BDC Inc.
                      File Nos. 000-56126; 814-01334

Dear Mr. Pangas:

       On November 27, 2019, you filed a registration statement on Form 10 on behalf of
Palmer Square Capital BDC Inc. (the "Company"), in connection with the registration of the
Company's common stock under Section 12(g) of the Securities Exchange Act of 1934 (the
"Exchange Act"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Company's Form 10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act. Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 Harry S. Pangas, Esq.
December 26, 2019
Page 2

REGISTRATION STATEMENT

Explanatory Note (Page ii)

1. With respect to the lack of liquidity of, manner of distribution of and funding of distributions made by non-traded BDCs, please add the bulleted disclosure below, if accurate, in bold and larger font. We suggest the bullets also appear prominently immediately above the signature line on the Subscription Agreement.

       The Company's Shares may not be sold without the written consent of the Adviser.

       If the Company makes additional offerings of its Shares in the future, an investor may be required to make additional purchases of the Company's Shares on one or more dates to be determined by the Company.

       The Company's Shares are not currently listed on an exchange, and it is uncertain whether they will be listed or whether a secondary market will develop.

       Repurchases of Shares by the Company, if any, are expected to be limited.

       An investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.

       Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

Item 1. Business -- The Company (Page 1)

2. The second sentence of this section states that the Company intends to elect to be regulated as a BDC. Please disclose when the Company intends to file an election to be regulated as a BDC.

3. Please disclose in this section the expected maturity of the corporate debt and CLOs in which the Company will invest. In addition, please disclose here (as indicated on page 3) that the Company can invest in equity and junior debt tranches of CLOs.

4. The fifth sentence of the second paragraph of this section states that investments that are rated below investment grade are sometimes referred to as, among other things, "leveraged loans". Please describe leveraged loans.

5. The seventh sentence of the second paragraph of this section states that the Company may, for hedging purposes, utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors. On page 3, the last two sentences indicate that the
 Harry S. Pangas, Esq.
December 26, 2019
Page 3

Company uses derivatives both for speculative and hedging purposes, including, without limitations, futures, forwards contracts and options, swaps and short positions. Please reconcile the disclosure regarding the types and purpose(s) for which derivatives will be used in these sections.

6. The third paragraph of this section describes Capital Commitments to be made by investors in the Company. Please disclose what happens to investors who fail to honor their obligations under a Capital Commitment.

7. Please explain to us whether the Company will make Capital Commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under Section 18(g) of the Investment Company Act of 1940 ("1940 Act"). If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Item 1. Business -- The Investment Advisor (pages 1   2)

8. This section describes the Investment Team and Investment Committee. Please identify the person or persons who are primarily responsible for the day to day management of the portfolio. If the portfolio managers are jointly and primarily responsible for day to day management, please make that clear and provide a brief description of each person's role on the
Team or Committee.

Item 1. Business -- Market Opportunity (page 2)

9. The third sentence under "Size of Corporate Debt Market" refers to "dry powder".
Please clarify the meaning of this term.

10. The first sentence under "Regulatory Environment and Opportunity for Alternative
Lenders" refers to "middle market companies". If investing in middle market companies is part of the principal strategies of the Company, please identify and define these types of companies in the description of the Company's principal strategies.

Item 1. Business -- Investment Objective (pages 2   3)

11. The last paragraph on page 2 states that the Company will primarily invest in first and second lien secured loans. If the Company intends to invest in covenant-lite loans, please describe such loans and the extent to which the Company may invest in such loans; also, disclose in the Risk Factors section the heightened risks associated with covenant-lite loans.
 Harry S. Pangas, Esq.
December 26, 2019
Page 4

12. The last sentence of the first paragraph on page 3 indicates that senior secured loans within a CLO will be subject to "limitations on non-U.S. borrowers." Please disclose with greater specificity the limitations on non-U.S. borrowers.

13. Please disclose whether the Company may make investments in foreign markets, including emerging markets, and if so, disclose the corresponding risks of such investments.

14. Please clearly and consistently describe the types of investments the Company will make as part of its principal strategies and please distinguish investments that are part of the
Company's principal strategies from investments that are part of the Company's non-principal strategies. For example, please reconcile and revise, as necessary, the following inconsistent disclosure:
       "We are a financial services company that primarily lends to and invests in debt securities of privately held companies." (first sentence under Item 1. Business
The Company)
       "The Company's current investment focus is guided by two strategies . . .. (1) investing in corporate debt securities and, to a lesser extent, (2) investing in collateralized loan obligations . . . structured credit that typically owns corporate debt securities." (second
       paragraph under Item 1. Business   The Company)
       ". . . primarily investing in first and second lien secured loans, and to a lesser extent unsecured debt which in some cases includes an equity component." (last paragraph on page 2)
       ". . . portfolio investments may also include, but are not limited to, corporate structured credit, cash and synthetic CLOs, CLO warehouses, collateralized debt obligations . . ., swaps, asset backed securities, preferred shares, corporate bonds, corporate bank loans, preferred stock, municipal bonds or loans and convertible securities." (second paragraph on page 3)

Also, please review the risks set forth in the Risk Factors section to confirm that there is corresponding risk disclosure for each type of investment identified as part of the Company's principal strategies. For example, the second paragraph on page 3 refers to municipal bonds.
However, the Risk Factors section does not disclose any corresponding risks of municipal bonds.

15. The second paragraph on page 3 refers to convertible securities. If the Company will invest in contingent convertible securities as part of its principal strategies, please identify such securities as part of the Company's principal strategies and disclose the corresponding risks of such securities in the Risk Factors section.

16. On page 3, the second sentence of the last paragraph states that the Investment Advisor may employ leverage and use derivatives, both for speculative and hedging purposes. Please describe with specificity how the Investment Advisor will "employ leverage". Also, please describe with specificity how the Investment Advisor will use derivatives for speculative purposes and what types of derivatives will be used. See Letter from Barry Miller, Associate
 Harry S. Pangas, Esq.
December 26, 2019
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Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment
Company Institute, dated July 30, 2010.

Item 1. Business -- Investment Approach (page 4)

17. The second sentence of this section describes three components of the Investment
Advisor's top-down approach. Please revise the description of the second component, i.e., cross-asset relative value analysis, in plain English.

18. The last sentence of this section describes the loans and CLO debt and equity that the
Company will buy as those that the Investment Advisor believes are "high quality". Please disclose what "high quality" means in this context. Please also explain to us how this disclosure that the Investment Advisor seeks to mitigate risk by seeking to buy loans and CLO debt and equity that the Investment Advisor believes are high quality is consistent with earlier disclosure that the Company will invest in high-yield investments, which, as stated on page 1, "may result in an above average amount of risk and volatility or loss of principal".

Item 1. Business -- Advisory Agreement (pages 7   9)

19. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of
Form N-2 adjacent to this section. Please also consider disclosing an expense example that conform to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

Item 1. Business -- Advisory Agreement -- Base Management Fee (page 7)

20. The first sentence of this section refers to "total net assets". Please define total net assets.

21. Please confirm that the Company will accrue for the management fee at the contractual rate of 2.00% and not the net amount after waiver of 1.75% prior to a Listing.

Item 1. Business -- Advisory Agreement -- Incentive Fee (pages 8   9)

22. This section describes the Income Incentive Fee. Please disclose a graphical representation and examples showing the calculation of the Income Incentive Fee.

Item 1. Business -- The Private Offering (page 10)

23. The first sentence of the second paragraph of this section states that an investor's failure to purchase additional common stock when requested by the Company will result in that investor being subject to certain default provisions set forth in the Subscription Agreement, which may include causing such investor to "forfeit" a significant portion of its shares or to transfer its shares to a third party for a price that is less than the net asset value of such shares. Please disclose to whom the investor will forfeit shares. Please also identify the third party to whom an
 Harry S. Pangas, Esq.
December 26, 2019
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investor will be required to sell its shares. We may have more comments after reviewing your response.

Item 1. Business -- Regulation (pages 11   16)

24. The last sentence of the third paragraph of this section states that the Company may issue new shares of common stock at a price below net asset value in certain circumstances. Please disclose that the Company will comply with the conditions set forth in Section 63(2) of the 1940
Act when selling common stock at a price below net asset value.

Item 2. Financial Information -- Discussion of Management's Expected Operating Plans
-- Revenues (page 55)

25. The second sentence of this section states that the Company's debt investments will bear interest at a floating rate usually determined on the basis of a benchmark such as LIBOR. As
LIBOR is expected to be discontinued after 2021, please either disclose the risks associated with the expected discontinuation of LIBOR as a principal risk for the Company or explain to us why this would not be a principal risk for the Company. See Staff Statement on LIBOR Transition,
July 12, 2019.

Item 7. Certain Relationships and Related Transactions, and Director Independence --
Conflicts Relating to Purchase and Sale of Investments -- Allocation of
Investment
Opportunities (page 65)

26. The first sentence of this section states that none of the PSCM Affiliates is under any obligation to offer investment opportunities of which it becomes aware to the Company or to account to the Company or share with the Company or inform the Company of any investments before offering investments to other funds or accounts that PSCM Affiliates manage or advise.
Earlier disclosure states that the Investment Advisor and Palmer Square have entered into a
Resource Sharing Agreement pursuant to which Palmer Square provides the Investment Advisor with access to Palmer Square's resources, including the Investment Team, to enable the
Investment Advisor to fulfill its obligations under the Advisory Agreement. Please explain to us why Palmer Square (which is included in the definition of PSCM Affiliate) is not under any of the obligations described in the first sentence of this section in light of the existence of the
Resource Sharing Agreement. We may have more comments after reviewing your response.

Item 9. Directors and Executive Officers -- Market Price of and Dividends on
the
Registrant's Common Equity and Related Stockholder Matters -- Dividend Reinvestment
Plan (pages 68   69)

27. The first sentence of the third paragraph of this section states that, after a Listing, the
Board will use newly-issued shares of the Company's common stock to implement the dividend reinvestment plan, whether or not the shares are trading at a price per share at, below or above net asset value. Please explain to us the basis of the Board's determination to use newly issued shares to implement the dividend reinvestment plan, regardless of the price at which the shares
 Harry S. Pangas, Esq.
December 26, 2019
Page 7

are trading. In particular, please address how the Board's evaluated using newly issued shares if the market price per share is significantly below net asset value since, in this case, shares issued through the dividend reinvestment plan would be obtained at a significantly higher price than shares being sold on an exchange. We may have more comments after reviewing your response.

28. The third sentence of the third paragraph of this section states that the number of newly issued shares to be issued to a participant in the dividend reinvestment plan would be determined by dividing the total dollar amount of the dividend payable to such stockholder by the market price per share of our common stock at the close of regular trading on a national securities exchange on the dividend payment date. Please explain to us the basis of the Board's determination to determine the number of newly issued shares to be issued to a participant by dividing the dollar amount of the dividend payable by the market price per share. In particular, please address how the Board evaluated dividing by the market price per share if the market price per share is significantly higher than net asset value because, in that case, the participant would receive significantly fewer shares. We may have more comments after reviewing your response.

Item 11. Description of Registrant's Securities to be Registered -- Provisions of the
MGCL and Our Articles of Incorporation and Bylaws -- Control Share Acquisitions

29. The last sentence of this section states that the Company will amend its Bylaws to be subject to the Control Share Act if certain conditions are met. Please disclose that the SEC staff takes the position that, if a BDC fails to opt out of the Control Share Act, its actions are inconsistent with Section 18(i) of the 1940 Act.

Item 11. Description of Registrant's Securities to be Registered -- Exclusive Forum (page
76)

30.     Please either remove the provisions in Article IX of the Company's
Articles of
Incorporation or revise this provision to clarify that it does not apply to claims made under the federal securities laws. See Section 29(a) of the Exchange Act and Section 47(a) of the 1940 Act
(each of which states that any condition or provision waiving compliance with those Acts or
Commission rules and regulations shall be void).

GENERAL COMMENTS

31. We note that portions of the filing, including the Company's financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

32. Response to this letter should be in the form of a pre-effective amendment filed under the
Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing
 Harry S. Pangas, Esq.
December 26, 2019
Page 8

in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

33. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, other than the application for co-investment relief you expect to submit that is described on page 31 of the registration statement.

34. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

                                      *******

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-6782.


Sincerely,

                                                                     /s/ Anu
Dubey

                                                                         Anu
Dubey
                                                                         Senior
Counsel

cc:    Michael Spratt
       Michael Shaffer